THORN SPIRITS LLC

AMENDED AND RESTATED OPERATING AGREEMENT

This Amended and Restated Operating Agreement ("Agreement") is entered into as of March 23, 2023, by and between the signatories to this Agreement (individually "Member," collectively "Members" or "Parties"), as the Members of **THORN SPIRITS LLC** (the "Company").

RECITALS

A. The Members have formed a limited liability company under the California Revised Uniform Limited Liability Act, as from time to time amended. The Articles of Organization of the Company, filed with the California Secretary of State on or about February 9, 2018, are hereby approved and adopted by the Members.

B. The Members entered into that certain Operating Agreement of the Company on or about February 9, 2018, as amended ("*Original Agreement*") to provide for the governance of the Company and the conduct of its business and to specify their relative rights and obligations.

C. The Members now desire to amend, restate, and provide for the governance of the Company and the conduct of its business and to specify their relative rights and obligations, all as more particularly set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals which are incorporated into the operative provisions of this Agreement by this reference, and the mutual covenants herein contained, the Parties hereto do hereby mutually covenant and agree as follows:

ARTICLE 1

DEFINITIONS

The following terms shall have the respective meanings specified in this Article 1. Terms not defined in this Agreement shall have the meanings specified in the Act.

1.1. "*Act*" means the California Revised Uniform Limited Liability Act, as from time to time amended.

1.2. "*Adjusted Taxable Income*" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining

such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

1.3. "*Agreement*" means this Agreement, including any Exhibits and Schedules, and as amended from time-to-time.

1.4. "*Assignee*" means a Transferee of a Member's or Substitute Member's Economic Interest except that an Assignee shall have no right to vote or participate in the Management of the Company unless and until the Assignee becomes a Substitute Member.

1.5. "*Assigning Member*" means a Member who by means of a Transfer has transferred an economic interest in the Company to an Assignee.

1.6. "*Call Purchase Price*" means the purchase price for the Company to exercise its Incentive Units Call Right as determined in reference to any effective Incentive Plan or Award Agreement.

1.7. "*Capital Account*" means the account to be maintained by the Company for each Member as set forth in Article 3 of this Agreement.

1.8. "*Cash Available for Distribution*" means all cash derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements, as from time to time determined by the Accountant, and approved by the Manager.

1.9. "*Cash Contributions*" means any portion of a member's Capital Contribution that was paid for in money, as opposed to property, services rendered, or other forms of contribution.

1.10. "*Class A Units*" means the Units having the privileges, preferences, duties, liabilities, obligations, and rights specified with respect to "Class A Units" in this Agreement.

1.11. "*Code*" means the Internal Revenue Code of 1986, as amended and any successor provision.

1.12. "*Company*" means **THORN SPIRITS LLC. dba Longball**

1.13. "*Contribution*" or "*Capital Contribution*" means any money, property, or services rendered, or a promissory note or other binding obligation to contribute money or

property, or to render services as permitted in this Agreement or by law, which a Member contributes to the Company as capital, in that Member's capacity as a Member pursuant to this Agreement or any other agreement among the Members, including an agreement as to value.

1.14. "*Economic Interest*" means a Member's right and interest to share in allocations and/or distributions of Profits and/or Losses of the Company. It does not include a Member's right, or lack thereof, the vote or participate in the management of the Company.

1.15. "*Estimated Tax Amount*" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Manager. In making such estimate, the Manager shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as in the reasonable business judgment of the Manager are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

1.16. "*Fair Market Value*" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

1.17. "*Financial Membership Interests*" means the percentage financial interest in Cash Available for Distribution assigned to a Member, upon inception, admission, or otherwise from time to time, and shall be proportionate to the Members' Capital Accounts, Profit or Loss Membership Interest, or Voting Interests in the Company.

1.18. "*Fiscal Year*" means the calendar year, unless and until the Members shall decide otherwise.

1.19. "*Fully Diluted Basis*" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class, or series of Units, all issued and outstanding Units designated as such type, class, or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

1.20. "*Incentive Liquidation Value*" means, as of the date of determination and with respect to the relevant new Incentive Units to be issued, the aggregate amount that would be distributed to the Members pursuant to Section 6.4, if, immediately prior to the issuance of the relevant new Incentive Units, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied, and the proceeds of the liquidation were distributed pursuant to Section 11.3.

1.21. "*Incentive Units*" means the Units having the privileges, preferences, duties, liabilities, obligations, and rights specified with respect to "Incentive Units" in this Agreement and includes both Restricted Incentive Units and Unrestricted Incentive Units.

1.22. "*Majority of the Members*" or "*Majority Approval*" means a Member or Members whose percentage interest(s) represents more than fifty percent (50%) of the outstanding Voting Units.

1.23. "*Manager*" means the Person, if any, designated or appointed as Manager pursuant to Article 7 of this Agreement.

1.24. "*Member*" means any Person who executes a counterpart of this Agreement as a Member of the Company and any Person who subsequently is admitted as a Member of the Company. Each Member has a Capital Account.

1.25. "*Membership Interest*" means the totality of rights of a Member in the Company, including the Member's financial interest, the right to vote and/or participate in management of the Company, and the right to information concerning the business and affairs of the Company.

1.26. "*Non-Voting Unit*" means a Unit representing an economic interest in the Company but affording the holder no voting rights in the Company.

1.27. "*Person*" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

1.28. "*Profits and Losses*" means for any Accounting Period the amount computed as of the last day thereof of the net income or loss computed under generally accepted accounting principles.

1.29. "*Profits Interest Hurdle*" means an amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Incentive Units at the time the units are issued.

1.30. "*Profits Percentage Interest*" means the number of Units held by each Member in proportion to the total number of all outstanding Units in the Company, expressed as a percentage as listed on Exhibit A.

1.31. "*Quarterly Estimated Tax Amount*" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (i) a quarter (¼) in the case of the first calendar quarter of the Fiscal Year, half (½) in the case of the second calendar quarter of the Fiscal Year, three-quarters (¾) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all Distributions previously made during such Fiscal Year to such Member.

1.32. "*Substitute Member*" means an assignee or Transferee of a Member's or Substitute Member's Membership Interest who has been admitted to the Company as a Member pursuant to the procedures set forth in this Agreement and who shall then have all Membership Interests, including the right to vote and participate in the Management of the Company, as Transferring Member had.

1.33. "*Tax Amount*" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to such Member's Units.

1.34. "*Third Party Purchaser*" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Class A Units (or applicable Unit Equivalents) or (b) is not a permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Class A Units (or applicable Unit Equivalents).

1.35. "*Transfer*" means, when used as a noun, any sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, to sell, hypothecate, pledge, assign or otherwise transfer.

1.36. "*Transferee*" means a person to whom a Member's or Substitute Member's Membership Interest has been validly transferred in accordance with the terms of this Agreement. A Transfer of a Member's or Substitute Member's Membership Interest does not include a Transfer of the right to vote or participate in the management of the Company, and a Transferee becomes a mere Assignee unless and until the Transferee has been admitted as a Substitute Member pursuant to the procedure set forth in this Agreement.

1.37. "*Unit*" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Class A Units and the Incentive Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preferences, duties, liabilities, obligations, and rights.

1.38. "*Unit Equivalents*" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable, or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase, or acquire Units.

1.39. "*Voting Interest*" means the percentage voting interest assigned to a Member, upon inception, admission, or otherwise from time to time, and shall be directly proportionate to the Members' respective Membership Interest in the Company as determined by the relative percentage of each Members' Capital Account to the total of all Members' Capital Accounts.

1.40. "*Voting Unit*" means a Unit affording its holder the right to vote on mattes of the Company that are brough before the Members.

ARTICLE 2

ORGANIZATION

2.1. Formation. A limited liability company has been organized pursuant to the Act and the provisions of this Agreement. The Company has caused Articles of Organization to be prepared, executed and filed with the California Secretary of State.

2.2. Name. The name of the Company is **THORN SPIRITS LLC dba Longball.**

2.3. Business. The Company is authorized to engage in any and all business activities permitted by the Act.

2.4. Term. The term of existence of the Company shall commence on the effective date of filing the Articles of Organization with the California Secretary of State and shall continue in existence indefinitely, unless and until dissolved in accordance with the provisions of this Agreement or the Act.

2.5. Principal Place of Business. The Company's principal place of business shall be located at 1735 National Ave San Diego, CA. 92113, or at such other place within or without the State of California as the Members shall from time to time determine.

2.6. Resident Agent. The Company's initial resident agent for service of process is Daniel O'Connor, located at 3174 Thorn Street, San Diego, CA. 92104.

ARTICLE 3

UNITS

3.1. Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses, and the amount and series of Units held by them (the "*Members Schedule*"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Exhibit A.

3.2. Authorization and Issuance of Class A Units. The Company is hereby authorized to issue a class of Units designated as Class A Units. The number of Class A Units that the Company is initially authorized to issue is **15,725,865** Class A Units.

3.3. Authorization and Issuance of Incentive Units.

(a) Subject to Section 3.3(b), the Company is hereby authorized to issue Incentive Units to employees, consultants, or other service providers of the Company (collectively, "*Service Providers*"). The Manager is hereby authorized and directed to adopt a written plan pursuant to which all Incentive Units shall be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "*Incentive Plan*"). In connection with the adoption of the Incentive Plan and issuance of Incentive Units, the Manager is hereby authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Units (such agreements, "*Award Agreements*"). Each Award Agreement shall include such terms, conditions, rights, and obligations as may be determined by the Manager, in its sole discretion, consistent with the terms herein.

(b) Notwithstanding anything contained herein to the contrary, the number of Incentive Units that the Company is initially authorized to issue pursuant to the Incentive Plan, when combined with any Restricted Incentive Units and any Unrestricted Incentive Units already issued and outstanding, is **4,146,830** Incentive Units.

(c) The Manager shall establish such vesting criteria for the Incentive Units as it determines in its discretion and shall include such vesting criteria in the Incentive Plan and/or the applicable Award Agreement for any grant of Incentive Units. As of the date hereof, none of the issued and outstanding Incentive Units shall be deemed vested. As used in this Agreement:

i. Any Incentive Units that have not vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "*Restricted Incentive Units*"); and

ii. Any Incentive Units that have vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "*Unrestricted Incentive Units*."

(d) Immediately prior to each issuance of Incentive Units, the Manager shall determine in good faith the Incentive Liquidation Value. In each Award Agreement that the Company enters into with a Service Provider for the issuance of new Incentive Units, the Manager shall include an appropriate Profits Interest Hurdle for such Incentive Units on the basis of the Incentive Liquidation Value immediately prior to the issuance of such Incentive Units.

(e) The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Incentive Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "*Profits Interest*"), and that any and all Incentive Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of

becoming a Service Provider. The Company and each Service Provider who receives Incentive Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Incentive Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(f) Incentive Units shall receive the following tax treatment:

i. the Company and each Service Provider who receives Incentive Units shall treat such Service Provider as the owner of such Incentive Units from the date of their receipt, and the Service Provider receiving such Incentive Units shall take into account his or her distributive share of Profits and Losses associated with the Incentive Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Incentive Units.

ii. each Service Provider that receives Incentive Units subject to vesting shall make a timely and effective election under Code Section 83(b) with respect to such Incentive Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Manager, both the Company and all Members shall (A) treat such Incentive Units as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to such Incentive Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation, or otherwise) with respect to the receipt of such Incentive Units for federal income tax purposes.

iii. in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

3.4. Other Issuances. In addition to the Class A Units and Incentive Units, the Company is hereby authorized to authorize and issue or sell to any Person any of the following (collectively, "*New Interests*"): (i) any new type, class, or series of Units not otherwise described in this Agreement; and (ii) Unit Equivalents. The Manager is hereby authorized,

subject to Section 14.1, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations, and rights of any such New Interests.

3.5. Certification of Units.

(a) The Manager in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b) In the event that the Manager shall issue certificates representing Units in accordance with Section 3.5(a), then in addition to any other legend required by applicable law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE 4

CAPITAL

4.1. Initial Contributions. Upon execution of this Agreement, the Members holding Class A Units shall contribute (or shall have already contributed) Contributions to the Company in the form of cash, property or services as set forth for each Member holding Class A Units in Exhibit A. Cash Contributions shall be set forth in Exhibit A.

4.2. Additional Contributions. From time to time a Majority of the Members may elect to make a "capital call" for additional Contributions, to be made in proportion to each Member's Membership Interest. Any such additional Contributions shall be credited to that Member's Capital Account, as set forth herein. Each Member may, but is not required to, make proportionate Contributions to the Company as to their respective Membership Interests. However, if a Member elects not to make a proportionate Contribution, the Members acknowledge and understand that their relative Membership Interest will be proportionately altered, affected and reduced. All "capital calls" shall be made in writing by Company.

4.3. No Interest on Contributions. No interest shall accrue or be paid on or with respect to any Contribution.

4.4. Return of Contributions. No Member shall have the right to receive the return of any Contribution unless set forth herein this Agreement and the accompanying Subscription Agreement attached hereto as Exhibit B. In any instance in which a Member is entitled to receive the return of a Contribution, the Company may distribute, in lieu of cash, notes or other property having a value equal to the amount of cash otherwise so distributable to such Member.

4.5. Withdrawal of Contribution. A Member shall not be entitled to withdraw any part of the Member's Contribution or to receive any distribution, whether of money or property, from the Company except as provided in this Agreement and in the accompanying Subscription Agreement which is attached hereto as Exhibit B.

4.6. Limited Liability. A Member shall not be personally or individually liable for the expenses, liabilities or obligations of the Company except as provided in the Act or in this Agreement or the accompanying Subscription Agreement which is attached hereto as Exhibit B.

4.7. Failure to Make Initial Contributions. If a Member fails to make their initial Contribution (or an installment payment on their initial Contribution), in full, within thirty (3) days of the date set forth for that Contribution as set forth in the Subscription Agreement, that Member's entire Membership Interest shall terminate. All previous installment payments shall be returned to the terminating Member within sixty (60) days. The terminating Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorney fees, caused by the failure to make such Contribution. Upon the termination of a Membership Interest under this section, the terminating Member's Membership Interest shall be redistributed amongst the remaining Members, without further Contributions, in proportion to each remaining Member's relative Membership Interest in the Company, absent the terminating Member.

4.8. Capital Accounts. The Company shall maintain a Capital Account for each Member consisting of that Member's Contribution: (1) increased by that Member's share of Profits; (2) decreased by that Member's share of Losses; and (3) adjusted as required in accordance with applicable provisions of the Code and the Regulations.

4.9. Transfers of Membership Interests. If all or part of a Membership Interest is properly transferred pursuant to the terms Article 9 of this Agreement, the Transferee shall succeed to all or that part of the Capital Account of the Transferor as is attributable to the Transferred Membership Interest.

ARTICLE 5

ALLOCATIONS

5.1. Allocations of Profit or Loss. Unless agreed upon otherwise by a Majority of the Members, for each taxable year of the Company (or other relevant period), Profits or Losses of the Company shall be allocated to the Members in proportion to their respective Profits Percentage Interests, as set forth in Exhibit A.

5.2. Allocations on Sale or Destruction; Dissolution. Profits or Losses generated by the sale of all or a substantial portion of the Company's property, including those generated by the destruction of all or a substantial portion of the Company's property, and Profits or Losses allocable upon the dissolution and winding up of the Company shall be allocated among the Members in accordance with Section 5.1, above.

5.3. Allocations Upon Transfer of Membership Interest. In the event of a proper transfer of a Membership Interest as set forth herein and the accompanying Subscription Agreement attached hereto as Exhibit B (as applicable), any Profits or Losses allocable to the transferred Membership Interest shall be allocated between the Transferring Member and the Transferee on the basis of the number of days during the Fiscal Year each was the holder of the Transferred Interest.

5.4. Consistent Reporting for Income Tax Purposes. Each Member agrees to be bound by the allocation provisions of this Agreement in reporting such Member's share of Profits or Losses and/or other items for federal and state income tax purposes.

5.5. Qualified Income Offset. If any Member unexpectedly receives any adjustment, allocation, or distribution described in Code sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company gross income and gain shall be specifically allocated to that Member in an amount and matter sufficient to eliminate any deficit balance in the Member's Capital Account created by such adjustment, allocation, or distribution as quickly as possible. Any special allocation under this Section shall be taken into account in computing subsequent allocations of Profits or Losses so that the net amount of allocations of Profits or Losses and all other items shall, to the extent possible, be equal to the net amount that would have been allocated if the unexpected adjustment, allocation, or distribution had not occurred.

ARTICLE 6

DISTRIBUTIONS OF INCOME

6.1. General. Subject to Section 6.4 and Section 6.6, the timing and amount of all distributions of profit shall be determined at the sole discretion of the Manager.

6.2. Property. If the proceeds from a sale or other disposition of a Company asset consist of property other than cash, the value of such property shall be determined by the Manager. If such non-cash proceeds are subsequently reduced to cash, such cash shall be distributed to each Member in accordance with Section 6.1, above.

6.3. Withholding. Any amount required to be withheld from a distribution to a Member pursuant to any federal, state or local tax law shall be treated as an amount actually distributed to the affected Member for all purposes under this Agreement.

6.4. Priority of Return. After making all distributions required for a given Fiscal Year under Section 6.6, and subject to Section 6.5, distributions of cash to be made by the Manager pursuant to Section 6.1 shall be made to the Members in proportion to their Profits Percentage Interest, as set forth in Exhibit A. The Manager_shall use its best efforts to distribute Cash Available for Distribution (on an annual basis) to all Members in proportion to their Profits Percentage Interest EXCEPT as follows:

The Members who have made Cash Contributions will receive special distributions (of Cash Available for Distribution) based upon their Cash Contributions as set forth in Exhibit A. These special distributions shall be made on a prorated percentage interest to the Member's initial Cash Contributions. These special distributions shall continue until such time as all Members receive amounts equal to their Cash Contributions. These special distributions shall take priority over all other distributions and shall not be deemed completed until all Members have received the amount set forth in Exhibit A for their respective Cash Contributions. At such time that the special distributions are deemed complete, the distributions shall revert to a straight pro-rata distribution based on each Member's Profits Percentage Interest (as set forth in Exhibit A). Notwithstanding any other provision of this Agreement, special distributions pursuant to Section 6.4 to Members who have made Cash Contributions will not have any impact on such Member's Profits Percentage Interest.

6.5. Limitations on Distributions to Incentive Units.

(a) Notwithstanding the provisions of Section 6.4, no distributions (other than distributions pursuant to Section 6.6), shall be made to a Member on account of such Member's Restricted Incentive Units. Any amount that would otherwise be distributed to such a Member but for the application of the preceding sentence shall instead be retained in a segregated Company account to be distributed in accordance with Section 6.4 by the Company and paid to such Member if, as, and when the Restricted Incentive Unit to which such retained amount relates vests pursuant to Section 3.3(c).

(b) It is the intention of the parties to this Agreement that distributions to any Service Provider with respect to his or her Incentive Units be limited to the extent necessary so that the related Membership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Manager shall, if necessary, limit any distributions to any Service Provider with respect to his or her Incentive Units so that such Distributions do not exceed the available profits in respect of such Service Provider's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Incentive Units and the date of such distribution, it being understood that such

unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Incentive Unit. In the event that a Service Provider's distributions and allocations with respect to his or her Incentive Units are reduced pursuant to the preceding sentence, an amount equal to such excess distributions shall be treated as instead apportioned to the holders of Class A Units and Incentive Units that have met their Profits Interest Hurdle (such Incentive Units, "*Qualifying Incentive Units*"), pro rata in proportion to their aggregate holdings of Class A Units and Qualifying Incentive Units treated as one class of Units.

6.6. Tax Advances.

(a) Subject to any restrictions in any of the Company's then applicable debt-financing arrangements, and subject to the Manager's sole discretion to retain any other amounts necessary to satisfy the Company's obligations, at least five (5) days before each date prescribed by the Code for a calendar-year corporation to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such distribution, a "*Tax Advance*").

(b) If, at any time after the final Quarterly Estimated Tax Amount has been distributed pursuant to Section 6.6(a) with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "*Shortfall Amount*"), the Company shall use commercially reasonable efforts to distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to distribute Shortfall Amounts with respect to a Fiscal Year before the 75th day of the next succeeding Fiscal Year; *provided*, that if the Company has made distributions other than pursuant to this Section 6.6, the Manager may apply such distributions to reduce any Shortfall Amount.

(c) If the aggregate Tax Advances made to any Member pursuant to this Section 6.6 for any Fiscal Year exceed such Member's Tax Amount (an "*Excess Amount*"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this Section 6.6, except to the extent taken into account as an advance pursuant to Section 6.6(d).

(d) Any distributions made pursuant to this Section 6.6 shall be treated for purposes of this Agreement as advances on distributions pursuant to Section 6.4 and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to Section 6.4.

ARTICLE 7

MANAGEMENT

7.1. Management by Manager. The business of the Company shall be managed by the Manager. Unless otherwise expressly provided in this Agreement, all decisions concerning the management of the Company and its business operations shall be made by the Manager. The initial Manager shall be Daniel O'Connor.

7.2. Reserved.

7.3. Limitation on Authority of Members.

(a) No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member.

(b) This entire Section 7 supersedes any authority granted to the Members pursuant to the Act. Any Member who takes any action or purports to bind the Company in violation of this Section 7 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss of expense, including without limitation, attorneys' fees or related costs incurred by Company.

7.4. Member Meetings. The Members are not required to hold annual or special meetings. If so desired, decisions may be reached through one or more informal consultations between the Members, although not required, followed by a final decision of a Majority of the Members. In the event that a Member or Members wish to hold a formal meeting ("*Meeting*") for any reason, the following procedures shall apply:

(a) Any one Member may call a meeting of the Members by giving notice of the time and place of the meeting at least forty-eight (48) hours prior to the time of the holding of the meeting. The notice must specify the purpose of the meeting and its location, if the meeting is to be held anywhere other than the principal executive office of the Company. No such meeting shall be held anywhere outside San Diego County without the prior written consent of a Majority of the Members.

(b) A Majority of the Members shall constitute a quorum.

(c) The transactions of the Members at any meeting, however called or noticed, or wherever held, shall be as valid as though transacted at a meeting duly held after call and notice if a quorum is present and if, either before or after the meeting, each Member not present signs a written waiver of notice, a consent to the holding of the meeting, or the approval of the minutes of the meeting.

(d) Except as expressly provided for in this Agreement, any action required or permitted to be taken by the Members under this Agreement may be taken by a Majority of the Members.

(e) Members may participate in the meeting through the use of a conference telephone or similar communications equipment, provided that all members participating in the meeting can hear one another.

(f) The Manager shall keep or cause to be kept with the books and records of the Company full and accurate minutes of all meetings, and waivers of notices and meetings, and all written consents in lieu of meetings.

7.5. Officers. The Manager may appoint Officers of the Company and assign titles and may alter the powers, duties and authorities normally associated with that office.

7.6. Compensation and Expenses. The Manager shall receive 6% of gross revenue (minus taxes and comps) of Company per quarter, commencing the first quarter after the Company opens for business.

7.7. Other Businesses. The Manager presently owns and has direct or indirect interests in other restaurants and bars and anticipate that he will own and have direct and indirect interests in additional restaurants and bars, and neither the Company nor the other Members will have any right, claim, interest or participation therein. Members (including the Manager) may own, operate and/or manage either directly or indirectly other restaurants and bars, whether or not directly competitive with the Company's restaurant and bar, for their own accounts or the accounts of others, and/or otherwise embodying the same or similar concepts, themes and the like, as may be used for or by the business to be conducted by the Company, but without any right, claim, interest or participation therein by the Company or the other Members or the Members' Affiliates or principals.

ARTICLE 8

MEMBERSHIP - MEMBERS AND VOTING

8.1. Voting. Except as otherwise provided by this Agreement or as otherwise required by the Act or applicable law, the Class A Units are the only "Voting Units". Unless otherwise specified in this Agreement, action of the Voting Units will be deemed approved if approved by a Majority of the Members. Each Voting Unit will have a right to cast one vote on any action to be taken by the Voting Units. Each Incentive Unit is a "Non-Voting Unit."

8.2. Actions Requiring Member Approval. The Manager may not take any of the following actions or cause the Company to take any of the following actions, without approval of a Majority of the Members:

(a) Appointing a Manager;

(b) Effecting a sale of the Company;

(c) Amending the Articles of Organization or this Agreement; or

(d) Taking any voluntary action that would cause the dissolution, liquidation, or bankruptcy of the Company.

8.3. Record Date. The record date for determining the entitlement to vote shall be the date set by a Majority of the Members, provided that such record date shall not be more than thirty (30), nor less than five (5) days prior to a Meeting, nor more than thirty (30) days prior to any other action. In absence of any action setting a record date the record date shall be determined in accordance with Corporations Code section 17104(k).

8.4. Action Without Meeting Formalities. Any action in the conduct of the Company's business may be taken without meetings or any of the formalities associated therewith, including formal written consent, except as in a given instance specifically is required. If a meeting is desired, and except as otherwise provided, the affirmative vote of a Majority of the Members shall be sufficient to approve any matter requiring action by the Members.

ARTICLE 9

ADMISSIONS AND TRANSFERS; WITHDRAWAL

9.1. Restrictions on Withdrawal. A Member may not withdraw from the Company without the written consent of a Majority of the Members (absent the withdrawing member), which consent may be granted or withheld for any reason or for no reason at all. Withdrawal shall not release a Member from any obligations or liabilities under this Agreement accrued or incurred before the effective date of withdrawal. The Withdrawing Member shall only be entitled to a return of that Member's Contribution or to the Appraisal Value (as determined in Section 9.7) of that Member's Membership Interest on the effective date of the withdrawal, whichever is less. Unless otherwise agreed to by a Majority of the Members (absent the withdrawing member), all such payments shall be made in equal monthly installments over a three (3) year period, without interest. Upon and after the effective date of withdrawal, the withdrawing Member shall have no further rights under this Agreement.

9.2. Restrictions on Transfer. Except as expressly provided in this Agreement and the accompanying Subscription Agreement attached hereto as Exhibit B, a Member shall not transfer or sell, or attempt to transfer or sell, any part of the Member's Membership Interest in the Company, whether now owned or later acquired, unless: (i) a Majority of the Members (absent the transferring/selling member) approve the transfer or attempted transfer, in writing; (ii) a Majority of the Members (absent the transferring/selling member and the transferee member) approve the transferee's admission to the Company as a Member, in writing; (iii) the Membership Interest to be transferred, when added to the total of all other Membership Interests transferred in the preceding 12 months, will not cause the termination of the Company under the Code; (iv) the transferee accepts and agrees to be bound by all of the terms and conditions in this Agreement; and (v) the transfer does not conflict with any of the provisions in the accompanying Subscription Agreement attached hereto as Exhibit B. No Member may encumber or permit or suffer any encumbrance of

all or any part of the Member's Membership Interest in the Company unless a Majority of the Members (absent the encumbering member) have approved such encumbrance, in writing.

9.3. Right of First Refusal. Assuming approval of such sale or transfer, or attempted sale or transfer under Section 9.2, above, if a Member wishes to sell or transfer, or attempt to sell or transfer, any or all of the Member's Membership Interest in the Company under a Bona Fide Offer ("*Bona Fide Offer*" means an offer in writing setting forth all relevant terms and conditions of purchase from an offeror who is ready, willing, and able to consummate the purchase and who is not an affiliate of the selling or transferring Member), the Member shall give Notice to all other Members at least thirty (30) days in advance of the proposed sale or Transfer, indicating all terms of the Bona Fide Offer and the identity of the offeror ("*Notice*"). The Company and then the other Members shall have the option to purchase the Membership Interest proposed to be sold transferred pursuant to the following order:

(a) For thirty (30) days after the Notice is given, the Company shall have the right to purchase any or all the transferring Member's Membership Interest for the lesser of: (a) the price stated in the Notice (or the price plus the dollar value of non-cash consideration, as the case may be); or (b) the price determined under the valuation procedures set forth in Section 9.7. Any portion of the Membership Interest that the Company purchases shall be redistributed to the Members existing prior to the transfer and/or sale (other than the selling/transferring Member), without further contribution, in proportion to their respective Membership Interests.

(b) If the Company does not exercise its right to purchase all of the Membership Interest, then, with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right shall be given to the other Members for an additional thirty (30) day period, beginning on the day that the Company's right to purchase expires, or that it gives written notice to the Members that the Company does not elect to exercise its right to purchase. Each of the other Members shall have the right to purchase, on the same terms, a part of the Membership Interest in proportion to what the Member's Membership Interest bears in relationship to the total Membership Interests of all of the Members who choose to participate in the purchase under this section; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire Membership Interest.

If the Company and the Members do not exercise their rights to purchase all of the Membership Interest pursuant to this Article, the offering Member may, within sixty (60) days from the date the Notice is given, transfer or sell that Membership Interest to the offeror named in the Notice on the identical terms and conditions set forth in the Notice. Unless the provisions of Section 9.2, above, have been met, the sale shall not be valid, and shall be automatically null and void.

9.4. Triggering Event. On the happening of any of the following events ("Triggering Events") with respect to a Member, the Company and then the other Members shall have the option to purchase the triggering Member's Membership Interest, pursuant to the process described under Section 9.3, above, and at the price provided in Section 9.7, below:

(a) The death, incapacity or bankruptcy of a Member, or the winding up and dissolution of a corporate Member, or the purchase, sale, acquisition, merger or other corporate reorganization of a corporate Member as a result of which the corporate Member changes ownership, membership, control structure or does not survive as an entity. For the purposes of this Agreement, a corporate Member includes those Members organized as a corporation, a limited liability company, a limited liability partnership, a limited partnership, a general partnership or any other organization recognized as a business entity under the laws of the State of California or any other state.

Each Member agrees to give written notice of a Triggering Event to all other Members within ten (10) days of their knowledge of such.

9.5. Marital Dissolution or Death of a Spouse.

(a) In the event of any divorce, legal separation, nullity, or dissolution of marriage of a Member, all of that Member's Membership Interest in Company, including the Member's spouse's community property, separate property or other interest in the Member's Membership Interest, shall be awarded or allocated to the Member. The Member's spouse shall not retain nor receive any portion of the Member's Membership Interest. The Member's spouse shall accept an equalizing award or payment for the spouse's portion, if any, of the Member's Membership Interest.

(b) Upon the death of a spouse of a Member, no portion of the Member's Membership Interest owned by the deceased spouse, whether community property, separate property or other, shall be given or distributed to any person other than the Member, except that the deceased spouse's portion of the Member's Membership Interest may be transferred to a trust for the benefit of the Member. The Member and his/her spouse shall make provisions consistent with this Section 9.5(b) in their wills, trust or other testamentary instruments.

9.6. Nonparticipation of Interested Member. Neither the Member whose interest is subject to purchase under this Article, nor such Member's Affiliate, shall participate in any vote or discussion of any matter pertaining to the disposition of the Member's Membership Interest in the Company under this Agreement.

9.7. Purchase Price/Appraisal Value. The purchase price of the Membership Interest that is the subject of a valuation under this Article shall be the "*Appraisal Value*," as calculated below:

The Appraisal Value means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both have reasonable knowledge of all relevant facts. Each of the selling/transferring and purchasing parties shall use his, her, or its best efforts to mutually agree upon the Appraisal Value. However, if the parties are unable to so agree within ten (10) days of the date of a Notice provided in this Article, the selling/transferring party shall appoint, within ten (10) days, one appraiser, and the purchasing party shall appoint within ten (10) days, one appraiser. The two appraisers shall within a period of five additional days, agree upon and appoint an additional appraiser. The three appraisers shall, within ten (10) days after the appointment of the third appraiser, determine the Appraisal Value of the Membership Interest in writing and submit their report to all the parties. The Appraisal Value shall be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two appraisers' valuations, and then averaging the remaining two appraisers' valuations. Each party shall pay for the services of the appraiser selected by it, plus one half of the fee charged by the third appraiser. The Appraisal Value as so determined shall be payable in cash, or in such other form as the selling/transferring party and the purchasing party determine.

The time periods under Section 9.3 shall be tolled during the process of determining the Appraisal Value. By signing this Agreement, all Members agree that the provisions of this Article, and specifically the valuation methodology contained in this Section 9.7, are reasonable and enforceable against all other Members, and shall under no circumstances be challengeable or refutable.

9.8. Admission of Additional, Different or Substitute Members. Admission of any Person as a Member is subject to satisfaction of all of the following requirements:

(a) That Person's written acceptance and adoption of all of the terms and provisions of this Agreement as if an original signatory hereto through execution of a joinder to this Agreement in the form attached hereto as Exhibit D;

(b) That Person's execution and acknowledgment of such other instrument(s) as the Manager deems necessary to effect admission;

(c) That Person's payment or assumption of the obligation to pay, as the Manager t deems necessary or appropriate, all reasonable expenses connected with such admission;

(d) The provision by that Person, if requested by the Manager, of an opinion of counsel, satisfactory to the Company, that, in the opinion of said counsel, such transfer would not jeopardize the tax status of the Company as a partnership for federal or state income tax purposes, and would not violate, nor cause the Company to violate, any applicable law or governmental rule or regulation, including without limitation any applicable federal or state securities law;

(e) The selling/transferring Member shall have transferred to that Person all rights attendant to becoming a Member, upon approval as set forth herein;

(f) To the extent necessary or agreed upon, that Person providing any Contribution to the Company;

(g) Any other conditions which the Manager may reasonably impose as a pre-requisite to admission as a Member.

9.9. Rights Only Upon Admission. Unless and until fully and properly admitted as a Member of the Company, any purchaser, transferee or other proposed Member under this Article shall have no rights whatsoever under this Agreement.

9.10. Voting. No Member shall participate in any vote or decision in any matter pertaining to the disposition of that Member's Membership Interest in the Company under this Agreement.

9.11. Incentive Units Call Right.

(a) Call Right. At any time prior to a Change of Control, following the termination of employment or other engagement of any Service Provider with the Company or any of the Company subsidiaries, the Company may, at its election, require the Service Provider and any or all of such Service Provider's permitted Transferees to sell to the Company all or any portion of such Service Provider's Incentive Units at the Call Purchase Price.

(b) Procedures.

i. If the Company desires to exercise its right to purchase Incentive Units pursuant to this Section 9.11, the Company shall deliver to the Service Provider, within ninety (90) days after the termination of such Service Provider's employment or other engagement, a written notice (the "*Repurchase Notice*") specifying the number of Incentive Units to be repurchased by the Company (the "*Repurchased Incentive Units*") and the purchase price therefor in accordance with Section 9.11.

ii. The closing of any sale of Repurchased Incentive Units pursuant to this Section 9.11 shall take place no later than thirty (30) days following receipt by the Service Provider of the Repurchase Notice. The Company shall pay the Call Purchase Price for the Repurchased Incentive Units by certified or official bank check or by wire transfer of immediately available funds. The Company shall give the Service Provider at least ten (10) days' written notice of the date of closing, which notice shall include the method of payment selected by the Company.

(c) Cooperation; Closing. The Service Provider shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 9.11, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this Section 9.11,

the Service Provider shall deliver to the Company a certificate or certificates representing the Incentive Units to be sold (if any), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the Call Purchase Price.

ARTICLE 10

TERMINATION OF MEMBERSHIP

10.1. Termination for Cause. Any Member may have their Membership Interest in the Company terminated for cause, pursuant to the provisions of this Article. Termination shall become final, and all rights of the terminated Member under this Agreement shall cease, ten (10) days after that Member is provided written notice. The terminated Member shall be entitled to receive a return of that Member's Contribution, as set forth in Exhibit A, or the Appraisal Value (as determined in Section 9.7) of that Member's Membership Interest, whichever is less, within sixty (60) days after the termination becomes final. The provisions of this Article shall become enforceable against a Member upon a good-faith determination by a Majority of Members (other than the Member subject to termination), that a Member or its trustee has:

(a) Engaged in misconduct, or a willful breach of this Agreement, of such a nature as to render the Member's continued presence as a Member detrimental to the business activities of the Company; or

(b) Been convicted by final action of any court of any offense punishable as a felony, or has been found civilly liable by any court or other adjudicating tribunal or forum, of fraud, embezzlement, theft, forgery conversion, tax evasion or any other offense involving moral turpitude or financial deception; or

(c) Caused the Company to be convicted of a crime or to incur penalties in material amounts; or

(d) Agreed to provide all or part of that Member's Contribution in the form of services or agreed to provide services to the Company in addition to those necessary to satisfy that Member's Contribution, and thereafter fails or refuses to provide the services at a level of which would be considered the fair market value of the services, or has failed or refused to perform the services in an reasonably acceptable or professional manner; or

(e) Failed to reasonably participate in the business and affairs of the Company, which failure results in material detriment to the Company; or

(f) Failed to make the Member's Contribution; or

(g) Engaged in other conduct constituting legal cause for termination.

10.2. By signing this Agreement, all Members agree, in light of the limited number of Members of the Company, that the provisions of this Article are reasonable and enforceable against all other Members.

ARTICLE 11

DISSOLUTION AND LIQUIDATION

11.1. Dissolution. In addition to any event specified by applicable law, the Company shall be deemed dissolved upon the happening of the first to occur of any of the following, each of which constitutes an "*Event of Dissolution*":

(a) The written consent of a Majority of Members to dissolve the Company;

(b) The sale or other disposition of substantially all of the Company's assets;

(c) The entry by a court of competent jurisdiction of a final decree of judicial dissolution.

11.2. Continuation of Business. Promptly upon the occurrence of an Event of Dissolution, the Members may convene a meeting for the purpose of deciding whether to continue the business of the Company. Unless a Majority of the Members elect to continue the business, the Manager shall proceed with the winding up and termination of the Company pursuant to the provisions of this Article.

11.3. Winding Up, Liquidation and Distribution of Assets. Upon the occurrence of an Event of Dissolution, and in the absence of a decision under Section 11.2 to continue the business of the Company, the Manager shall immediately proceed to wind-up the affairs of the Company. Unless otherwise provided in this Agreement, the assets of the Company shall be applied as follows in accordance with the Act: (i) to satisfaction of the Company's debts to creditors other than Members; (ii) to the establishment of such reserves as the Manager deems reasonably necessary to pay all of the Company's claims and obligations, including all contingent, conditional or un-matured claims and obligations known to the Company; and (iii) to the Members in the same manner as distributions are made under Section 6.4.

11.4. Termination. Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

11.5. Certificate of Cancellation. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed, the Manager shall file all necessary certificates or notices required by the Act. Upon the filling of said certificates or notices, the existence of the Company shall cease, except as otherwise provided for or required by the Act.

11.6. Return of Contribution; Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Member shall look solely to the assets of the Company for the return of such Member's Contribution. If the property remaining after the payment or discharge of liabilities of the Company is insufficient to return the Contributions or other items, no Member shall have recourse against any other Member. No Member shall be liable for any Capital Account deficit. Capital contributions by each Member will receive priority as to any payment should have not received their initial Capital contribution in full prior to any such liquidation or dissolution.

ARTICLE 12

BOOKS, RECORDS, ACCOUNTING AND TAX MATTERS

12.1. Books and Records. Financial books and records of the Company shall be kept on the cash method of accounting, which shall be the method of accounting followed by the Company for income tax purposes. A balance sheet and income statement of the Company shall be prepared promptly following the close of each fiscal year in a manner appropriate to and adequate for the Company's business and for carrying out the provisions of this Agreement. This fiscal year of the Company shall be January 1 through December 31.

12.2. Separate Business. The Company shall conduct its business and operations separate and apart from that of any Member or any Affiliate of a Member, including, without limitation: (i) segregating Company assets and preventing funds or other assets of the Company from being commingled with the funds or other assets of, held by, or registered in the name of any Member or any Affiliate of a Member; (ii) maintaining books and financial records of the Company separate from the books and financial records of any Member or affiliate of a Member, and observing all Company procedures and formalities, including, without limitation, maintaining minutes of Company meetings, and acting on behalf of the Company only pursuant to due authorization of the Members; (iii) causing the Company to pay its liabilities from assets of the Company; and (iv) causing the Company to conduct its dealings with third parties in its own name and as a separate and independent entity.

12.3. Company Funds; Bank Accounts. The funds of the Company shall not be commingled with the funds of any other person and shall not be utilized in any manner except for the benefit of the Company. The bank accounts of the Company shall be maintained in such banking institution or institutions as is or are selected by a Majority of the Members, and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in this Agreement, on such signature or signatures as a Majority of the Members shall determine. All funds of the Company shall be invested in accordance with decisions of a Majority of the Members or, in the absence of an applicable decision, in accordance with the best interests of the Company.

12.4. Reserved.

12.5. Records, Audits and Reports. The Company shall maintain records and accounts of all operations and expenditures of the Company. At a minimum, the Company shall keep, at its principal place of business or at such other location as the Manager shall determine, whether within or outside the state of California, the following records:

(a) True and full information regarding the status of the business and financial condition of the Company; and

(b) Promptly after becoming available, copies of the Company's federal, state and local income tax returns for each year, which shall be retained for not less than six (6) years; and

(c) A current list of the name, Social Security or federal tax identification number, and last known business, residence or mailing address of each Member, and if applicable, each holder of a financial interest who is not a Member; and

(d) A copy of the Articles of Organization and this Agreement and any certification filed in any other jurisdiction, together with executed copies of any written powers of attorney pursuant to which the Articles, this Agreement, and/or any certification and any amendments thereto have been executed; and

(e) True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member (including, if applicable, any such Contribution which any Member has agreed to contribute in the future), and the date on which each Member became a Member.

12.6. Right to Inspect Books and Records.

(a) Right of Inspection. Each Member has the right upon reasonable request, and for purposes reasonably related to the interest of that Member in the Company:

i. To inspect and copy, during normal business hours, any of the records required to be maintained by the Company pursuant to this Article 12; and

ii. To obtain from the Company, promptly after their becoming available, copies of the Company's federal, state, and local income tax returns for each year.

(b) Reimbursement of Costs. Except for matters required to be furnished to the Members, the Company may require an inspecting or requesting Member to reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with such inspection and copying and/or production and delivery.

12.7. Tax Returns.

(a) Preparation; Tax Elections. The Company shall cause the preparation and timely filing of any income and other tax returns required to be filed by the Company. All elections permitted to be made by the Company under federal or state laws shall be made by the Members.

(b) Transmittal to Members. The Company shall send or shall cause to be sent to each Member within ninety (90) days following the end of each fiscal year of the Company such information as is reasonably necessary for such Member or holder to complete such Member's federal, state and local income tax returns.

ARTICLE 13

INDEMNIFICATION

13.1. Exculpation and Liability of Manager. The Manager shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company by reason of being the Manager(or for any act performed or omission by the Manager within the scope of the authority conferred on the Manager by this Agreement, except to the extent that a judgment or other final adjudication (in each case which is not subject to appeal) adverse to the Manager establishes that (a) the acts or omissions of the Manager were a material violation of any provision of this Agreement, or were committed in bad faith or were the result of active and deliberate dishonesty, intentional misconduct or a knowing violation of law, and were material to the cause of action so adjudicated; (b) the Manager in fact personally gained a financial profit or other advantage to which the Manager was not legally entitled; or (c) with respect to a distribution made in violation of the Act, the acts of the Manager were not performed in accordance with this Agreement.

13.2. Indemnification of Manager. The Company shall indemnify the Manager(s) for any act performed by the Manager(s) within the scope of the authority conferred on the Manager(s) by this Agreement, except to the extent that a judgment or other final adjudication (in each case which is not subject to appeal) adverse to the Manager(s) establishes that (a) the acts or omissions of the Manager(s) were a material violation of any provision of this Agreement, or were committed in bad faith or were the result of active and deliberate dishonesty, intentional misconduct or a knowing violation of law, and were material to the cause of action so adjudicated; (b) the Manager(s) in fact personally gained a financial profit or other advantage to which the Manager(s) was not legally entitled; or (c) with respect to a distribution made in violation of the Act, the acts of the Manager(s) were not performed in accordance with this Agreement.

13.3. Indemnification of Company by Members. Any Member who personally participates in conduct toward any employee of the Company resulting in a claim for sexual harassment, shall indemnify, defend, protect and hold the Company harmless from all liability and expenses incurred by the Company in connection with such claim, including without limitation reasonable attorneys' fees, to the extent not covered by insurance,

whether or not the claimant is successful or prevails. Any acts of principals of Members shall be imputed to the Members for purposes of this Section 13.3.

13.4. Indemnification of Company and/or Manager by Members. Any Member who shall bring or participate in a legal action against the Company or the Manager(s) shall indemnify the Company and Manager for all expenses incurred by the Company or the Manager, including with limitation, reasonable attorneys' fees incurred by the Company or Manager in defending such action unless the Member bringing the legal action prevails at a trial or is awarded a victory subsequent to trial on appeal.

13.5. No Warranty or Guarantee. Notwithstanding any provisions in this Agreement to the contrary, the Members expressly acknowledge and agree that in no event shall the Manager be deemed to be a guarantor of the financial success of the Company, or against financial loss by the Company, and in no event shall any of the provisions of this Agreement be construed as a warranty or guarantee of the Manager that the Members' investment in the Company will be economically beneficial to the Members or that the Members' Capital Contributions will be returned or that any other sums owed to the Members by the Company will be paid.

ARTICLE 14

GENERAL PROVISIONS

14.1. Amendments. The Articles of Organization of the Company and this Agreement may be amended and/or restated only upon the consent and approval of the Majority of the Members. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Manager without the consent of or execution by the Members. Additionally, the Company may, in its sole discretion, in connection with providing the Members Schedule to any Member, redact or omit the names, identities, and other information of any or all other Members, including information related to investment and ownership in the Company.

14.2. Binding Upon Successors and Assigns. Except as provided in this Agreement, this Agreement shall be binding upon and inure to the benefit of the Members' successors, heirs and assigns.

14.3. Investment Representation. The Membership Interests have not been registered under the Securities Act of 1933 or any state securities laws (collectively the "Securities Laws"). The Company is issuing the Membership Interests in reliance upon exemptions from the registration requirements of the Securities Laws, and the Company is relying upon the fact that the Membership Interests are being acquired and are to be held by each Member for investment purposes. Accordingly, each Member hereby confirms that his, her or its Membership Interest is being acquired for such Member's own account, for investment, and not with a view toward the resale or distribution thereof and that such Membership Interest may not be offered or sold to anyone unless there is an effective

registration or other qualification relating thereto under all applicable Securities Laws or unless the Company has received an opinion of counsel, satisfactory to the Company, that such registration or other qualification is not required. Each Member understands that the Company will not register or qualify the Membership Interests under Securities Laws.

14.4. Governing Law. This Agreement, all acts and transactions pursuant hereto and arising out of this Agreement, and the rights and obligations of the Members shall be governed, construed, and interpreted in accordance with the laws of the State of California without regard to conflicts of law principles.

14.5. Entire Agreement. This Agreement, together with the Incentive Plan, each Subscription Agreement, each Award Agreement, and all related Exhibits and Schedules, represents the entire agreement of the parties with respect to the transactions contemplated herein and supersedes all prior agreements, written or oral, with respect thereto.

14.6. Waivers. The failure of the Company or of a Member to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

14.7. Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

14.8. Counterparts/Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed to be an original hereof, all of which, taken together, constituting one and the same document. E-mail and facsimile signatures shall have the same force and effect as originals.

14.9. Specific Performance. The Members agree that the rights and obligations set forth in this Agreement are unique and of such a nature as to be inherently difficult or impossible to value monetarily. Therefore, in the event of a breach of any term of this Agreement by a party, it being agreed that an action at law for damages or other remedy at law could be inadequate to protect the rights and interests of the other party or parties, each party expressly consents to the enforcement of this Agreement by a decree of specific performance. This remedy of specific performance shall be cumulative and not exclusive, and shall be in addition to any other remedies that the Members may have.

14.10. Settlement of Disputes; Arbitration. Any controversy or claim arising between or among the Members, arising out of or in any manner related to this Agreement, or the interpretation, breach or alleged breach thereof, shall, unless otherwise contemporaneously agreed, be resolved finally and exclusively by binding arbitration to be held in San Diego County, CA, in accordance with the Commercial Rules of the AAA, before a single arbitrator appointed by the parties in accordance with its Rules. All decisions of the arbitrator shall be final, binding and conclusive on the Members. Judgment upon any award entered by the arbitrator may be entered in any court of competent jurisdiction.

Unless otherwise stipulated in the arbitration award, the actual costs of the arbitrator shall be shared equally between the parties to the proceeding.

14.11. Waiver of Action for Partition. During the existence of the Company, each of the Members expressly and irrevocably waives any right that they may have to bring or maintain any action for partition with respect to any property of the Company.

14.12. Severability. This Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision should be prohibited or invalid under applicable law, such provision shall be construed as ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and shall be interpreted so as most harmoniously to reflect the basic intent and integrity of this Agreement.

14.13. Construction of Agreement. This Agreement shall not be construed in favor of or against any of the Members, regardless of which party initially drafted the Agreement. This Agreement was reached through arms-length negotiations represents a final, mutually agreeable compromise.

14.14. Captions. The captions in this Agreement are inserted for convenience only and in no way define, describe or limit the scope or intent of this Agreement or any of the provisions hereof.

14.15. Exhibits. Each Exhibit is incorporated by reference and made a part of this Agreement.

14.16. Independent Advice of Counsel. All Members, in executing this Agreement, relied solely upon their own judgment, beliefs and knowledge, and the advice and recommendation of their independent counsel. No Member has been influenced or induced to sign this Agreement by any representations or statements (other than those herein) made by the other party or their attorneys.

14.17. Voluntary Agreement. All Members acknowledge that they have carefully read this Agreement, know and understand the contents, and have signed it freely and voluntarily. The Members mutually warrant that they are fully authorized and competent to execute the Agreement and are suffering from no condition or disability to prevent the knowing execution of this Agreement.

14.18. Notices and Other Communications. Any notice to be given under this Agreement shall be delivered in writing by: (i) personal delivery; (ii) registered or certified first class U.S. mail, return receipt requested; (iii) prepaid overnight delivery service, receipt requested; (iv) facsimile (where the noticing party maintains and makes available the facsimile confirmation sheet); or (v) e-mail; addressed in each case to the party for whom intended at their last known address or number, as applicable.

14.19. Spousal Consent. Each Member who has a spouse on the date of this Agreement shall cause such Member's spouse to execute and deliver to the Company a spousal consent

in the form of Exhibit C hereto (a "*Spousal Consent*"), pursuant to which the spouse acknowledges that he or she has read and understood this Agreement and agrees to be bound by its terms and conditions. If any Member should marry or engage in a marital relationship following the date of this Agreement, such Member shall cause his or her spouse to execute and deliver to the Company a Spousal Consent within thirty (30) days thereof.

[*Signature Pages Follow*]

SIGNATURE PAGE
TO
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
THORN SPIRITS LLC

The Company and the Members hereby execute this signature page as of the date first above written.

COMPANY:

THORN SPIRITS LLC

By: Daniel O’Connor
Its: Manager

Signature : Daniel O'Connor

Address: 4026 Hawk St STE A
San Diego, CA 92103

Email: daniel@drinklongball.com

MEMBERS:

See separate attached signature pages for the Members.